UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to___

Commission File Number: 1-05046

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
 Con-way Personal Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.
2211 Old Earhart Road, Suite 100
Ann Arbor, MI  48105

CON-WAY PERSONAL SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm)

CON-WAY PERSONAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Con-way Inc. Administrative Committee
Con-way Personal Savings Plan:
We have audited the accompanying statements of net assets available for benefits of Con-way Personal Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Con-way Personal Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Kieckhafer Schiffer & Company LLP

Portland, Oregon
June 18, 2015

CON-WAY PERSONAL SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value:
Mutual funds	$76,763,276	$52,116,008
Common trust funds	1,861,992	1,278,658
Con-way common stock	1,000,471	554,147
Total investments	79,625,739	53,948,813
Receivables:
Con-way contributions	2,465,861	1,817,927
Notes receivable from participants	6,498,589	4,003,774
Total receivables	8,964,450	5,821,701
Cash	—	7,899
Net assets available for benefits	$88,590,189	$59,778,413

See accompanying notes to financial statements.

CON-WAY PERSONAL SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2014
Additions:
Participant contributions	$22,328,716
Con-way contributions	8,393,915
Rollover contributions	1,480,855
Net appreciation in fair value of investments	1,221,842
Dividend and interest income	2,989,030
Interest received on notes receivable from participants	207,206
Transfers in from Con-way Retirement Savings Plan	314,650
Total additions	36,936,214
Deductions:
Distributions to participants	(8,124,438)
Net increase	28,811,776
Net assets available for benefits, beginning of year	59,778,413
Net assets available for benefits, end of year	$88,590,189

See accompanying notes to financial statements.

CON-WAY PERSONAL SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013
1. Description of Plan
The following description of the Con-way Personal Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.
General
The Con-way sponsored Plan is a defined contribution plan with profit-sharing, salary deferral and employee stock ownership plan features and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code"). A portion of the Plan also includes provisions for supplemental medical benefits, which are intended to comply with Section 401(h) of the Code. The Section 401(h) feature of the Plan has not been implemented. The Plan was adopted effective January 1, 2010.
Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the "Committee"), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the "Trustee"), is responsible for the control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the "Trust").
Eligibility
An employee is eligible to participate in the Plan if the employee first became a qualified employee on or after January 1, 2010, is not an employee of Con-way Truckload, is not covered by a collective bargaining agreement, is not a leased employee, is not a nonresident alien or is not a resident of Puerto Rico. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.
Contributions
Participants may contribute up to 50% of their eligible compensation subject to certain limitations. Con-way, at its discretion, makes Matching Contributions equal to 50% of the first six percent of eligible compensation that participants contribute to the Plan. There were no Matching Contributions made to the Plan for the year ended December 31, 2014.
Effective January 1, 2013, the Plan was amended to provide a Basic Contribution by the Company equal to 2% of eligible compensation. Participants are eligible to receive Basic Contributions on the first day of the calendar quarter in which the employee completed six-months of service. For the 2014 Plan year, Basic Contributions were made to eligible participants.
Participant Accounts
The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested.
A separate account is maintained for each participant of the Plan. Allocations of Con-way’s contributions are based upon a percentage of participant contributions or compensation, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.
Vesting
Participants are fully vested at all times in the portion of their accounts attributable to their elective deferrals, rollover contributions and Basic Contributions. Con-way’s Matching Contributions vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the Matching Contributions are forfeited and are used to reduce future Con-way contributions. As there were no Matching Contributions made during the years ended December 31, 2014 and 2013, there were no forfeitures available to reduce future contributions during these periods.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

Notes Receivable from Participants
The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2014 bear interest at rates of 4.25%. Principal and interest are paid ratably through payroll deductions.
Payments and Benefits
Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except participant accounts invested in Con-way common stock which can, at the direction of the participant, be paid in shares.
Plan Termination
Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, all balances will become 100% vested and the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting.
Risks and Uncertainties
The Plan offers various investments that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Investments are reported at fair value. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, "Fair-Value Measurements," for a discussion of fair value measurements.
The annual change in market value, including realized gains and losses, is reported in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.
Administrative Expenses
During 2014, administrative expenses of the Plan were paid by Con-way and by Plan participants. Participant payments of administrative expenses were collected in administrative fees through a reduction in certain funds’ net asset value and paid directly to the Trustee. Certain funds also charge investment management fees in accordance with each fund’s prospectus, through a reduction in the funds’ net asset value.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.
Estimates
Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost plus accrued interest.

3. Fair-Value Measurements
Assets and liabilities reported at fair value are classified in one of the following three levels in the fair-value hierarchy:
Level 1 - Quoted market prices in active markets for identical assets or liabilities
Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3 - Unobservable inputs that are not corroborated by market data
The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Targeted retirement date	$70,092,512	$—	$—	$70,092,512
U.S. large company growth	2,633,501	—	—	2,633,501
U.S. small company growth	1,306,798	—	—	1,306,798
International equity	966,855	—	—	966,855
Fixed income	875,692	—	—	875,692
U.S. large company value	887,918	—	—	887,918
Total mutual funds	76,763,276	—	—	76,763,276

Common trust funds:
U.S. equity index	—	749,081	—	749,081
Money market	—	734,868	—	734,868
Fixed income	—	248,770	—	248,770
Balanced	—	129,273	—	129,273
Total common trust funds	—	1,861,992	—	1,861,992

Con-way common stock	1,000,471	—	—	1,000,471
Total assets at fair value	$77,763,747	$1,861,992	$—	$79,625,739

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Targeted retirement date	$47,429,607	$—	$—	$47,429,607
U.S. large company growth	1,778,628	—	—	1,778,628
U.S. small company growth	1,038,155	—	—	1,038,155
International equity	638,427	—	—	638,427
Fixed income	626,081	—	—	626,081
U.S. large company value	605,110	—	—	605,110
Total mutual funds	52,116,008	—	—	52,116,008

Common trust funds:
U.S. equity index	—	550,026	—	550,026
Money market	—	490,976	—	490,976
Fixed income	—	149,672	—	149,672
Balanced	—	87,984	—	87,984
Total common trust funds	—	1,278,658	—	1,278,658

Con-way common stock	554,147	—	—	554,147
Total assets at fair value	$52,670,155	$1,278,658	$—	$53,948,813

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Mutual funds and Con-way common stock - valued at the daily closing price reported on the active market on which the individual securities are traded.
Common trust funds - valued at the fair value of the underlying investments determined by and reported at the net asset value ("NAV") of units held by the Plan at year end. The common trust funds are considered Level 2 investments as the underlying securities are publicly traded.
The following table provides information regarding redemption of investments where the NAV has been used as a practical expedient to measure fair value at December 31:

	Fair Value		Redemption Frequency	Redemption Notice Period
	2014	2013
Common trust funds	$1,861,992	$1,278,658	Daily	1 - 2 days
The common trust funds include investments that are operated by a trust company that manages a pooled group of trust accounts. Common trust funds combine the assets of various institutional investors to create a larger, well-diversified portfolio. Each investor owns a participating interest that is calculated in units and represents a portion of the holdings of the fund.
The investments in common trust funds can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. There are no unfunded commitments related to the common trust funds.
4. Investments
The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2014	2013
Mutual funds:
T. Rowe Price Retirement 2030 Fund	$11,170,625	$7,756,732
T. Rowe Price Retirement 2035 Fund	10,720,573	7,435,859
T. Rowe Price Retirement 2040 Fund	9,954,662	6,728,029
T. Rowe Price Retirement 2050 Fund	9,024,466	5,958,130
T. Rowe Price Retirement 2045 Fund	8,428,849	5,925,526
T. Rowe Price Retirement 2025 Fund	8,578,937	5,809,491
T. Rowe Price Retirement 2020 Fund	4,773,936	3,389,356
T. Rowe Price Retirement 2055 Fund	5,877,772	3,254,721

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$946,260
Common trust funds	109,097
Con-way common stock	166,485
$1,221,842
5. Income Tax Status
In 2010, the Plan applied for a determination letter in accordance with the Internal Revenue Service ("IRS") requirements to ensure the Plan and related trust are designed in accordance with applicable sections of the Code. The IRS has acknowledged receipt of the Plan’s application. During 2014, the IRS performed a field exam of the Plan and met with the Plan’s management and its outside legal counsel to discuss the Plan’s application process and status of the determination letter. Currently management is waiting to receive further instructions from the IRS. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

6. Related-Party Transactions
Certain Plan investments are mutual funds and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions. The Plan offers Con-way common stock as an investment option for participants. Con-way Inc. is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

CON-WAY PERSONAL SAVINGS PLAN
EIN 94-1444798
Plan No. 015
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value
			Cost**	Current value
		Mutual funds:
*	T. Rowe Price	Growth Stock Fund		$1,647,172
*	T. Rowe Price	Equity Income Fund		887,918
*	T. Rowe Price	Science and Technology Fund		986,329
*	T. Rowe Price	Small-Cap Stock Fund		1,306,798
*	T. Rowe Price	Retirement 2005 Fund		86,687
*	T. Rowe Price	Retirement 2010 Fund		163,877
*	T. Rowe Price	Retirement 2015 Fund		1,184,759
*	T. Rowe Price	Retirement 2020 Fund		4,773,936
*	T. Rowe Price	Retirement 2025 Fund		8,578,937
*	T. Rowe Price	Retirement 2030 Fund		11,170,625
*	T. Rowe Price	Retirement 2035 Fund		10,720,573
*	T. Rowe Price	Retirement 2040 Fund		9,954,662
*	T. Rowe Price	Retirement 2045 Fund		8,428,849
*	T. Rowe Price	Retirement 2050 Fund		9,024,466
*	T. Rowe Price	Retirement 2055 Fund		5,877,772
*	T. Rowe Price	Retirement Balanced Fund		127,369
	PIMCO	Total Return Institutional Fund		875,692
	Dodge & Cox	International Stock Fund		966,855
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C		749,081
*	T. Rowe Price	Bond Index Trust		248,770
*	T. Rowe Price	U.S. Treasury Money Market Trust		734,868
*	T. Rowe Price	Retirement Strategy Trust - Balanced		129,273
		Common stock:
*	Con-way Inc.	Con-way Common Stock		1,000,471
		Participant loans:
*	Notes Receivable from Participants	Participant loans with interest at 4.25% and maturity dates through 2019	—	6,498,589
				$86,124,328
*	Represents a party-in-interest as of December 31, 2014.
**	Cost information has been omitted for participant-directed assets.

See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way Personal Savings Plan
(Name of Plan)

June 18, 2015	/s/ Michael J. Morris
Michael J. Morris
Chairman, Con-way Inc. Administrative Committee

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm